Exhibit 99.1

GIX Internet Secures Follow-On Order from One of the Top Hospitals in the World to Double Its Robot Fleet

The order, received by Deliverz.AI, is for three additional autonomous robots and supports planned expansion into operating-room logistics and specimen collection across hospital departments

TEL AVIV, Israel – November 9, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that its wholly owned subsidiary, deliverz.ai, has received a follow-on order from Sheba Medical Center (“Sheba”) for three additional autonomous robots. Once deployed, the additional robots will increase the existing fleet at Sheba from three to six, supporting the planned expansion of Deliverz.AI’s intelligent logistics orchestration platform into operating-room logistics and specimen collection across hospital departments.

The existing deployment, operated by deliverz.ai, has been in continuous commercial use at Sheba, Israel’s largest hospital and ranked among the world’s top 10. The platform has already completed thousands of autonomous missions, with proven operational impact in time-sensitive chemotherapy medication deliveries to oncology treatment units, as well as recent expansion into blood and bone marrow transport. The additional robots are intended to increase transport capacity and support additional hospital logistics processes.

deliverz.ai’s AI-powered orchestration platform is designed to coordinate autonomous robots and human transport teams through a single unified layer. The system is robot-agnostic and designed to integrate with existing hospital infrastructure, including elevators, doors, and access control.

“Expanding within an existing customer is an important demonstration of the value we believe our platform delivers in daily operations,” said Amir Nardimon, Chief Executive Officer of Gix. “Sheba’s follow-on order supports the next stage of our deployment: increasing capacity and extending intelligent orchestration to additional logistics workflows. Our platform is designed to enable hospitals to build on existing integrations as they add robots and use cases.”

“Sheba’s experience with Deliverz.AI has given us a practical foundation for expanding autonomous logistics to additional hospital workflows,” said Michal Kaplansky, Head of Innovation for Human Experience, Operations and Logistics at Sheba Medical Center. “This additional order is another step in Sheba’s vision and strategy to automate logistics across the hospital campus, improving operational efficiency, patient flow, and staff satisfaction.”

The Company continues to advance its strategy of providing one intelligent management layer for robots, people, and autonomous systems, with an initial commercial focus on hospital logistics and ongoing efforts to introduce the approach to additional healthcare organizations, including in the United States.

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About deliverz.ai

deliverz.ai is defining the future of healthcare logistics automation with an end-to-end, AI-powered orchestration platform that unifies autonomous robots, human transport teams, and hospital workflows into a single intelligent system. Robot-agnostic and built to scale, deliverz.ai automates and optimizes logistics across any workflow and within any environment, increasing throughput, reducing costs, and improving both patient and staff experience. Delivered through a flexible Software as a Service (SaaS) and Robotics as a Service (RaaS) model, deliverz.ai provides the intelligent logistics backbone for hospitals, making operations smarter, faster, and patient-centered. For more information, visit https://www.deliverz.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated deployment of the three additional robots at Sheba Medical Center; the expected increase in the robot fleet and transport capacity at Sheba; plans to expand Deliverz.AI’s platform into additional hospital logistics workflows, including operating-room logistics and specimen collection across hospital departments; the ability of the platform to support additional robots, use cases and integrations with hospital infrastructure; the potential deployment of additional robots under Sheba’s public tender; and the Company’s strategy and ongoing efforts to expand the adoption of its intelligent logistics orchestration platform by additional healthcare organizations, including in the United States. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com